FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 3, 2008

Minco Gold Corporation is  pleased to announce the results of a trenching program on the Company’s 100% owned Yangshanli property, part of the Longnan Project, located in Gansu Province within the southwest Qinling gold field, China.

For further details see the attached Exhibit.

2.

Exhibits

2.1

News Release dated April 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  April 3, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	April 3, 2008

NEWS RELEASE

MINCO GOLD DISCOVERS MAJOR GOLD ZONES AT YANGSHANLI PROPERTY

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce the results of a trenching program on the Company’s 100% owned Yangshanli property, part of the Longnan Project, located in Gansu Province within the southwest Qinling gold field, China.

The 2007 Yangshanli property trenching program has returned encouraging results and has identified a bedrock sourced gold anomalous area that, to date, is approximately 1.6 kilometres long by 300 metres in width.  The 8 trenches have gold grades based on channel samples ranging from 0.30 to 1.02 g/t gold (Au) over widths ranging from 3.0 to 12.6 metres (m).  The area, which is similar to the geological setting at the Anba Deposit, is located along strike to the west-northwest and is underlain by intercalated altered phyllites and limestones with granitic dykes.

The averaged channel samples results are as follows:

Trench ID	Width (m)	Average Grade Au g/t	Lithology	Alteration
TC43-1	12.6	0.33	Phyllite & granitic dyke	Limonite, silicified & fracture zone
TC35-1	3.0	0.35	Phyllite	Limonite, silicified & fracture zone
TC21-1	10.3	0.79	Phyllite	Limonite, silicified & fracture zone
Including	7.2	0.96
TC19-1	4.6	0.35	Phyllite	Limonite, silicified & fracture zone
TC7-1	10.9	0.5	Phyllite	Hematite, limonite, silicified fracture zone
Including	5.0	0.65
TC8-2	7.0	1.02	Phyllite	Limonite, silicified fracture zone
TC68-1	6.0	0.51	Phyllite	Silicified fracture
TC80-1	4.2	0.3	Phyllite	Hematite, limonite, silicified fracture zone.

The trenching program was conducted to follow up previously identified soil geochemical anomalies and anomalous grab samples from previous years exploration work.  All trenches did not expose the entire width of the alteration - mineralized zone potential due to thick overburden.  The limonitic, hematitic and silicified alteration zones are characteristic of the gold deposits within the regional area that are hosted by these lithologies.  The area will be followed up during 2008 with more surface trenching and sampling, and an Induced Polarization survey.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Gold was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the Company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China.  For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.